EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED FEBRUARY 2, 2013

	February2, 2013 (53 weeks)	January 28, 2012 (52 weeks)	January 29, 2011 (52 weeks)	January 30, 2010 (52 weeks)	January 31, 2009 (52 weeks)
Earnings:
Earnings before tax expense	$2,302	$843	$1,734	$589	$1,967
Fixed charges	823	794	826	881	872
Capitalized interest	(3)	(6)	(7)	(10)	(11)

Pre-tax earnings before fixed charges	$3,122	$1,631	$2,553	$1,460	$2,828

Fixed charges:
Interest	$465	$441	$455	$512	$496
Portion of rental payments deemed to be interest	358	353	371	369	376

Total fixed charges	$823	$794	$826	$881	$872

Ratio of earnings to fixed charges	3.8	2.1	3.1	1.7	3.2